Offer to Purchase for Cash
All Outstanding
Class A Ordinary Shares, nominal value NOK 10.00 per share
Class A American Depositary Shares,
each representing One Class A Ordinary Share
Class B Ordinary Shares, nominal value NOK 10.00 per share
Class B American Depositary Shares,
each representing One Class B Ordinary Share
of
SMEDVIG ASA
at
NOK 205 Net Per Class A Ordinary Share and Per Class A American Depositary Share
and
NOK 165 Net Per Class B Ordinary Share and Per Class B American Depositary Share
by
SEADRILL LIMITED
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 4 P.M., NEW YORK CITY TIME,
ON MONDAY, APRIL 3, 2006 UNLESS THE OFFER IS EXTENDED.
      This offer is open only to stockholders who are residents of the United States.
      SeaDrill Limited (the “Purchaser”), a Bermuda limited company, is offering to purchase any and all outstanding Class A Ordinary Shares, 10.00 Norwegian kroner (“NOK”) nominal value per share (the “Class A Shares”), Class A American Depositary Shares, each representing one Class A Ordinary Share (the “Class A ADSs”), Class B Ordinary Shares, nominal value NOK 10.00 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), and Class B American Depositary Shares, each representing one Class B Ordinary Share (the “Class B ADSs” and, together with the Class A ADSs, the “ADSs”), of Smedvig ASA, a public limited company organized under the laws of Norway (“Smedvig”), at a price of NOK 205 per Class A Share and per Class A ADS, net to the seller in cash (the “Class A Offer Price”), without interest, and NOK 165 per Class B Share and per Class B ADS, net to the seller in cash (the “Class B Offer Price” and, together with the Class A Offer Price, the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letters of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Payment of the Offer Price for each ADS tendered will be payable to the Depositary (as defined herein) in Norwegian kroner and converted by the Depositary into U.S. dollars at the applicable conversion rate available at that time in the open market. Each Class A ADS represents one Class A Share, each Class B ADS represents one Class B Share, and each ADS is evidenced by an American Depositary Receipt (an “ADR”) issued by Citibank, N.A., as depositary for the ADSs. The Offer and the withdrawal rights will expire at 4 p.m., New York City time, on Monday, April 3, 2006, unless the Offer is extended (the “Expiration Date”). The Offer is being made only to holders of ADSs and Shares who are residents of the United States.
      The Purchaser commenced a voluntary offer (the “Voluntary Offer”) outside the United States on January 9, 2006, to purchase all of the outstanding Shares. Prior to commencing the Voluntary Offer, the

Purchaser acquired a total of 2,245,600 Class A Shares at an average price of NOK 182.15 per share. In addition, the Purchaser entered into agreements regarding pre-acceptances of the Voluntary Offer representing a total of 19,260,383 Class A Shares and 8,881,969 Class B Shares constituting 35.8% of Smedvig’s total share capital and 34.4% of Smedvig’s total voting power. The pre-acceptances were conditional upon the Purchaser receiving acceptances for Class A Shares, including the pre-acceptance shares, representing more than 50% of the voting power in Smedvig.
      The acceptance period for the Voluntary Offer terminated on January 20, 2006, at which point the Purchaser had received acceptances for 24,876,009 Class A Shares and 15,417,402 Class B Shares. The purchase of the shares was settled on January 26, 2006. In addition, the Purchaser has acquired a total of 778,000 Class A Shares at a price of NOK 205 per share and 90,680 Class B Shares at a price of NOK 165 per share in the market. The Purchaser currently owns a total of 27,899,609 Class A Shares and 15,508,082 Class B Shares collectively constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power.
      Under Norwegian Law, upon exceeding 40% of the total share capital in Smedvig, the Purchaser is required to either commence a mandatory offer for the remaining outstanding Class A Shares and Class B Shares, or divest enough Class A Shares within thirty days so as to remain a holder of less than 40% of the total voting power in Smedvig. The Purchaser has commenced such a mandatory offer outside the United States, and the Offer is being made to U.S. stockholders in connection with the global mandatory offer.

      The Purchaser has had no contact with the management or board of directors of Smedvig with respect to the Offer before it was made, and has not entered into any agreements with Smedvig with respect to the Offer. Smedvig’s board of directors will have an opportunity to comment on the Offer in Smedvig’s Solicitation/ Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended, which must be published within ten business days of the commencement of the Offer.

      Any U.S. stockholder of Smedvig wishing to tender Shares or ADSs in the Offer must (i) complete and sign the applicable Letter of Transmittal (or a photocopy thereof) in accordance with the instructions in the applicable Letter of Transmittal and mail or deliver the applicable Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with ADRs evidencing ADSs tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A U.S. stockholder whose Shares or ADSs are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if the stockholder wishes to tender those Shares or ADSs, as the case may be.
      Any U.S. stockholder of Smedvig who (i) wishes to tender ADSs and cannot deliver ADRs evidencing those ADSs and all other required documents to the Depositary on or prior to the Expiration Date, (ii) recently purchased Shares but has not registered such Shares with the Norwegian Central Securities Depository, or Verdipapirsentralen (“VPS”) or (iii) cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares or ADSs pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs.”
      Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letters of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

March 6, 2006

ii

iii

SUMMARY TERM SHEET
      SeaDrill Limited is offering to purchase for cash all of the outstanding Class A and Class B ordinary shares and Class A and Class B American depositary shares of Smedvig ASA held by stockholders who are residents of the United States. The following are some of the questions you, as a U.S. stockholder of Smedvig, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the related Letters of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letters of Transmittal.
Who is offering to buy my securities?
      Our name is SeaDrill Limited. We are a Bermuda limited company incorporated May 10, 2005 and are a supplier of drilling and service units to the offshore oil and gas industry. We have an offshore drilling fleet consisting of three jack-ups rigs, two floating production, storage and offloading vessels, four jack-up rigs and four semi-submersibles on order. We also have further options for one new build jack-up rig as well as two more new build semi-submersibles. In addition to our holdings in Smedvig, we own 92% of the outstanding shares of Mosvold Drilling Ltd., a Cayman Islands company engaged in the business of owning and operating offshore drilling rigs to be used in the exploration for, production and transportation of crude oil, and we control 33.04% of the issued shares in the Indonesian drilling contractor and rigowner PT Apexindo Pratama Duta Tbk. Through our ownership in Mosvold we also have two additional drill ships under construction with an option to purchase one additional drill ship. In this summary term sheet, unless the context otherwise requires, we will use the terms “we”, “us” and “our” to refer to SeaDrill Limited. See the “Introduction” to this Offer to Purchase, Section 8 — “Certain Information Concerning the Purchaser” of this Offer to Purchase and Schedule I.
What are the classes and amounts of securities sought in the offer?
      We are seeking to purchase all of the outstanding Class A and Class B ordinary shares and Class A and Class B American depositary shares of Smedvig held by stockholders who are residents of the United States. In this summary term sheet, we refer to each share of Smedvig Class A and Class B ordinary shares as a “share” and each Class A and Class B American depositary share as an “ADS.” See the “Introduction” and Section 1 — “Terms of the Offer” of this Offer to Purchase.
Why are you offering to buy my securities?
      We commenced a voluntary offer outside the United States on January 9, 2006, to purchase all of the outstanding shares of Smedvig. Residents of the United States were not eligible to participate in the voluntary offer. The acceptance period for the voluntary offer terminated on January 20, 2006, and we completed the purchase of tendered shares on January 26, 2006. Including both shares that we purchased as part of the voluntary offer and shares we acquired in the open market, we currently own a total of 27,899,609 Class A shares and 15,508,082 Class B shares collectively constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power.
      Under Norwegian Law, upon exceeding 40% of the total share capital in Smedvig, we are required to either commence a mandatory offer for the remaining outstanding shares, or divest enough Class A Shares within thirty days so as to remain a holder of less than 40% of the total voting power in Smedvig. We have commenced such a mandatory offer outside the United States, and this offer is being made to U.S. stockholders in connection with the global mandatory offer.
How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?
      We are offering to pay NOK 205 per Class A share and per Class A ADS, net to you, in cash, without interest, subject to the terms and conditions described in this Offer to Purchase. We are also offering to pay NOK 165 per Class B share and per Class B ADS, net to you, in cash, without interest, subject to the terms and conditions described in this Offer to Purchase. In the event that we resell any shares tendered in the offer before July 22, 2006, at a price higher than the offer price, we will compensate stockholders who tendered in the offer by any positive difference between the sale price we receive in a resale transaction and the offer price. We have no present intention to sell any shares before July 22, 2006.
      If you are the record owner of your shares or ADSs and you tender your shares or ADSs to us in the offer, you will not have to pay brokerage fees, ADR cancellation fees or similar expenses. If you own your shares or ADSs through a broker or other nominee, and your broker or nominee tenders your shares or ADSs on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to, and Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares and ADSs” of, this Offer to Purchase.
Do you have the financial resources to make payment?
      Our offer is fully financed through a combination of our available cash on hand and committed financing. See Section 9 — “Source and Amount of Funds” of this Offer to Purchase.
Is your financial condition relevant to my decision to tender in the offer?
      We do not think our financial condition is relevant to your decision whether to tender shares or ADSs and accept the offer because:

•	the offer is being made for all outstanding shares and ADSs solely for cash,

•	the offer is not subject to any financing condition, and

•	Nordea Bank Norge ASA and DnBNOR Bank ASA have provided a guarantee to pay for all shares tendered as part of the offer.
How long do I have to decide whether to tender in the offer?
      You will have at least until 4 p.m., New York City time, on Monday, April 3, 2006, to tender your shares and ADSs in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 — “Terms of the Offer” and 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs” of this Offer to Purchase.
Can the offer be extended and under what circumstances?
      We reserve the right to extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the offer. We may also elect to provide one or more “subsequent offering periods” for the offer following the expiration of the offer of up to an aggregate of 20 business days. A subsequent offering period, if one is included, will be an additional period of not less than three nor more than 20 business days beginning after we have purchased shares or ADSs tendered during the offer, during which stockholders may tender, but not withdraw, their shares and ADSs and receive the offer consideration. If we extend the time period of this offer, this extension will extend the time that you will have in order to tender your shares and ADSs. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the offer.
How will I be notified if the offer is extended?
      If we extend the offer, we will inform Citibank, N.A. (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Are there any conditions to the offer?
      There are no conditions to the offer.
How do I tender my shares and ADSs?
      To tender shares or ADSs, you must deliver a completed letter of transmittal and any other documents required by the letter of transmittal, to Citibank, N.A., the depositary for the offer together, in the case of ADSs, with depositary receipts evidencing the ADSs not later than the time the tender offer expires. If your shares or ADSs are held in street name, the ADSs can be tendered by your nominee through The Depository Trust Company and the shares can be tendered by your nominee through VPS. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York stock exchange trading days. If you have previously purchased shares and your shares are not yet registered with the Norwegian Central Securities Depository, or VPS, you may also follow the guaranteed delivery procedures. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs” of this Offer to Purchase.
Until what time may I withdraw previously tendered shares or ADSs?
      You may withdraw shares and ADSs at any time until the offer has expired and, if we have not accepted your shares and ADSs for payment by May 4, 2006, you may withdraw them at any time after that date until we accept your shares and ADSs for payment. This right to withdraw will not apply to any subsequent offering period, if one is provided. If you tendered your shares and ADSs by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your shares and ADSs. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.
How do I withdraw previously tendered shares or ADSs?
      To withdraw shares or ADSs, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw shares or ADSs. If you tendered your shares or ADSs by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your shares or ADSs, as the case may be. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.
What does Smedvig think of the offer?
      We have had no contact with the management or board of directors of Smedvig with respect to the offer before it was made, and have not entered into any agreements with Smedvig with respect to our offer. Smedvig’s board of directors will have an opportunity to comment on the offer in Smedvig’s Solicitation/ Recommendation Statement on Schedule 14D-9, which must be published within ten business days of the commencement of the offer. The board of directors previously endorsed the voluntary offer that expired on January 20, 2006, and as part of its endorsement expected a global mandatory offer, with which this offer is related, to follow. See the “Introduction” to and Section 10 — “Background of the Offer” of this Offer to Purchase.
Have any stockholders agreed to tender their shares?
      Apart from the stockholders outside the United States who previously tendered their shares as part of the voluntary offer, no stockholders have agreed to tender their shares as part of the global mandatory offer or this offer.

If a majority of the shares and ADSs are tendered and accepted for payment, will Smedvig continue as a public company?
      Maybe. If we purchase all of the tendered shares and ADSs, there may be so few remaining stockholders and publicly held shares and ADSs that the shares and ADSs will no longer be eligible for listing on the New York stock exchange and Oslo stock exchange, there may not be a public trading market for Smedvig shares or ADSs, and Smedvig may no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the rules of the Securities and Exchange Commission relating to publicly held companies. If we purchase more than 90% of the total issued Smedvig shares representing more than 90% of the voting rights in Smedvig, then we would have the right (and each remaining shareholder in Smedvig would have the right to require us to commence a compulsory acquisition for cash for any shares not owned by SeaDrill under Norwegian law. We currently intend to seek to cause Smedvig to terminate the listing of the shares and the ADSs on these stock exchanges and the registration of the shares and ADSs under the Exchange Act as soon after consummation of the offer as the requirements for termination of registration are met. We also currently intend to seek to cause Smedvig to terminate its ADR program as soon after consummation of the offer as the requirements for termination are met. See Section 12 — “Certain Effects of the Offer” of this Offer to Purchase.
If I object to the price being offered, will I have appraisal rights?
      No. Appraisal rights are not available in the offer. See Section 11 — “Purpose of the Offer; Plans for Smedvig” to this Offer to Purchase.
If I decide not to tender, how will the offer affect my shares and ADSs?
      The number of stockholders and the number of shares and ADSs of Smedvig that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Smedvig shares and ADSs. Also, as described above, Smedvig may no longer be required to make filings with the Securities and Exchange Commission or Oslo stock exchange or otherwise comply with the rules of the Securities and Exchange Commission or Oslo stock exchange relating to publicly held companies. See the “Introduction” and Section 12 — “Certain Effects of the Offer” of this Offer to Purchase.
What is the market value of my shares as of a recent date?

•	The principal trading market for the shares is the Oslo stock exchange, and in the United States the principal trading market for the ADSs is the New York stock exchange.

•	On January 6, 2006, the last trading day before we announced the voluntary offer, the last sale price of Smedvig Class A shares reported on the Oslo stock exchange was NOK 200 per share, and the last sale price of Smedvig Class B shares reported on the Oslo stock exchange was NOK 158 per share.

•	Likewise, on January 6, 2006, the last trading day before we commenced the voluntary offer, the last sale price of Smedvig Class A ADSs reported on the New York stock exchange was US$30.50 per share, and the last sale price of Smedvig Class B ADSs reported on the New York stock exchange was US$23.85 per share.

•	On March 3, 2006, the last sale price of Smedvig Class A shares reported on the Oslo stock exchange was NOK 204.00 per share, and the last sale price of Smedvig Class B Shares reported on the Oslo stock exchange was 164.50 per share. On that date, the last sale price of Smedvig Class A ADSs reported on the New York stock exchange was US$30.00 per share, and the last sale price of Smedvig Class B ADSs reported on the New York stock exchange was US$24.51 per share.

•	We encourage you to obtain a recent quotation for Smedvig shares and ADSs in deciding whether to tender your shares. See Section 6 — “Price Range of Shares and ADS; Exchange Rate; Dividends” of this Offer to Purchase.

What are the United States federal income tax consequences of the offer?
      If you are a “U.S. Holder” as described in Section 5 — “Certain United States Federal Income Tax and Norwegian Tax Consequences,” the receipt of cash by you in exchange for your shares or ADSs pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, subject to the discussion of the passive foreign investment company rules set forth in Section 5 below, you will recognize gain or loss equal to the difference between your adjusted tax basis in the shares or ADSs you tender and the amount of cash you receive for those shares and ADSs. If you are a U.S. Holder and you tender your shares or ADSs as a capital asset, the gain or loss that you recognize will be a capital gain or loss and generally will be treated as a long-term capital gain or loss if you have held the shares or ADSs, as the case may be, for more than one year. If your letter of transmittal is not properly completed, the sales proceeds payable to you may be subject to backup withholding in the United States at a rate of 28%. Any amounts withheld under the backup withholding provisions would be creditable against your U.S. tax liability, and you may claim a refund for any excess withholding. You should consult your tax advisor about the particular tax consequences to you of tendering your shares and ADSs. See Section 5 for a further discussion of U.S. federal income tax consequences of tendering shares or ADSs.
What are the Norwegian tax consequences of the offer?
      Gain from the sale of Smedvig shares by a non-Norwegian Smedvig shareholder will not be subject to taxation in Norway, unless the non-Norwegian shareholder is a private individual and

•	holds the Smedvig Shares effectively connected with a business carried out in Norway, or

•	has been a resident of Norway for tax purposes within the five calendar years prior to the sale, and the profit is not exempt from taxation pursuant to the provisions of a tax treaty.
      See Section 5 for a further discussion of Norwegian tax consequences of tendering shares or ADSs.
Who should I talk to if I have questions about the tender offer?
      You may call Georgeson Shareholder Communications at (800) 441-4290 (toll free). Georgeson Shareholder Communications is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Ordinary Shares and American Depositary Shares of
Smedvig ASA
INTRODUCTION
      SeaDrill Limited (the “Purchaser”), a Bermuda limited company, hereby offers to purchase any and all outstanding Class A Ordinary Shares, 10.00 Norwegian kroner (“NOK”) nominal value per share (the “Class A Shares”), Class A American Depositary Shares, each representing one Class A Ordinary Share (the “Class A ADSs”), Class B Ordinary Shares, nominal value NOK 10.00 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), and Class B American Depositary Shares, each representing one Class B Ordinary Share (the “Class B ADSs” and, together with the Class A ADSs, the “ADSs”), of Smedvig ASA, a public limited company organized under the laws of Norway (“Smedvig”), at a price of NOK 205 per Class A Share and per Class A ADS, net to the seller in cash (the “Class A Offer Price”), without interest, and NOK 165 per Class B Share and per Class B ADS, net to the seller in cash (the “Class B Offer Price” and, together with the Class A Offer Price, the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letters of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 4 p.m., New York City time, on Monday, April 3, 2006, unless the Offer is extended (the “Expiration Date”). Each Class A ADS represents one Class A Share, each Class B ADS represents one Class B Share, and each ADS is evidenced by an American Depositary Receipt (an “ADR”) issued by Citibank, N.A., as depositary for the ADSs. The Offer is being made only to holders of ADSs and Shares who are residents of the United States.
      On January 4, 2006, the Purchaser announced its intention to make a voluntary offer for Smedvig’s Shares at an offer price of NOK 201 per Class A Share and NOK 160 per Class B Share, conditional upon receiving a 33.3% pre-acceptance to the offer. As a consequence of a non-satisfactory pre-acceptance level, the Purchaser withdrew this offer on January 6, 2006.
      The Purchaser then announced on January 9, 2006 that it would make a voluntary offer (the “Voluntary Offer”) to purchase all outstanding Class A Shares and Class B Shares at a price of NOK 205 per Class A Share and NOK 165 per Class B Share. The Voluntary Offer was not extended to United States residents.
      Prior to commencing the Voluntary Offer, the Purchaser acquired a total of 2,245,600 Class A Shares at an average price of NOK 182.15 per share. In addition, the Purchaser entered into agreements regarding pre-acceptances of the Voluntary Offer representing a total of 19,260,383 Class A Shares and 8,881,969 Class B Shares constituting 35.8% of Smedvig’s total share capital and 34.4% of Smedvig’s total voting power. The pre-acceptances were conditional upon the Purchaser receiving acceptances for Class A Shares, including the pre-acceptance shares, representing more than 50% of the voting power in Smedvig.
      The acceptance period for the Voluntary Offer terminated on January 20, 2006, at which point the Purchaser had received acceptances for 24,876,009 Class A Shares and 15,417,402 Class B Shares. The purchase of the shares was settled on January 26, 2006. In addition, the Purchaser has acquired a total of 778,000 Class A Shares at a price of NOK 205 per share and 90,680 Class B Shares at a price of NOK 165 per share in the market. The Purchaser currently owns a total of 27,899,609 Class A Shares and 15,508,082 Class B Shares collectively constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power.
      Under Norwegian Law, upon exceeding 40% of the total share capital in Smedvig, the Purchaser is required to either commence a mandatory offer for the remaining outstanding Class A Shares and Class B Shares, or divest enough Class A Shares within thirty days so as to remain a holder of less than 40% of the total voting power in Smedvig. The Purchaser has commenced such a mandatory offer outside the United States, and the Offer is being made to United States stockholders in connection with the global mandatory offer.
      Tendering stockholders who are record owners of their Shares and ADSs and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees, ADR cancellation fees or commissions or, except as otherwise set forth in the applicable Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares and ADSs by the Purchaser pursuant to the Offer. Stockholders who hold their Shares or ADSs through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of Citibank, N.A., as depositary (the “Depositary”), and Georgeson Shareholder Communications, as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 14 — “Fees and Expenses.”
      The Purchaser has had no contact with the management or board of directors of Smedvig with respect to the Offer before it was made, and has not entered into any agreements with Smedvig with respect to the Offer. Smedvig’s board of directors will have an opportunity to comment on the Offer in Smedvig’s Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which must be published within ten business days of the commencement of the Offer. The board of directors previously endorsed the Voluntary Offer, and as part of its endorsement expected a global mandatory offer, with which this Offer is related, to follow.
      The Offer is not subject to any conditions.
      On March 3, 2006, a total of 53,764,004 Class A Shares were issued and outstanding, 27,970,000 Class B Shares were issued and outstanding, including 137,422 Class A ADSs issued and outstanding, and 193,152 Class B ADSs issued and outstanding.
      Certain United States federal income tax consequences and Norwegian tax consequences of the sale of Shares and ADSs pursuant to the Offer are described in Section 5 — “Certain United States Federal Income Tax and Norwegian Tax Consequences.”
      This Offer to Purchase and the related Letters of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
THE TENDER OFFER

1.	Terms of the Offer.
      Upon the terms of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares and ADSs validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 4 p.m., New York City time, on Monday, April 3, 2006, unless the Purchaser, in its sole discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.
      The Offer is not subject to any conditions. In the event the Purchaser resells any Shares tendered in the Offer prior to July 22, 2006, at a price per share higher than the applicable Class A Offer Price or Class B Offer Price, as the case may be, the Purchaser will compensate stockholders who tendered in the Offer any positive difference between the sale price the Purchaser receives in a resale transaction and the applicable Offer Price. The Purchaser has no present intention to sell any Shares tendered in the Offer prior to July 22, 2006. Prior to the initial Expiration Date or any subsequent Expiration Date, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares and ADSs to tendering stockholders, (ii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended or (iii) amend the Offer.
      The Purchaser may, in its sole discretion, (i) extend the Offer beyond the scheduled Expiration Date, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer or (iii) increase the Offer Price and extend the Offer to the extent required by law in connection with such increase.
      The Purchaser may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an

additional period of time from three to 20 business days in length, beginning after the Purchaser purchases Shares and ADSs tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and ADSs and receive the Offer Price. Rule 14d-11 provides that the Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (iii) the Purchaser accepts and promptly pays for all Shares and ADSs tendered during the Offer prior to Expiration Date, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares and ADSs deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Purchaser immediately accepts and promptly pays for Shares and ADSs as they are tendered during the Subsequent Offering Period. In addition, the Purchaser may extend the initial Subsequent Offering Period, if any, by any period or periods, provided that the Subsequent Offering Period (including extensions thereof) remains open for an aggregate of no more than 20 business days. In the event that the Purchaser elects to provide or extend a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date or the previously scheduled termination of the Subsequent Offering Period, as applicable.
      Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend or terminate the Offer at any time, or (ii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.
      Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this document, “business day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares and ADSs or it is unable to pay for Shares and ADSs pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares and ADSs on behalf of the Purchaser, and such Shares and ADSs may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.
      If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares or ADSs being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

2.	Acceptance for Payment and Payment for Shares and ADSs.
      Upon the terms of the Offer (including, if the Offer is extended or amended, the terms of any such extension or amendment) the Purchaser will accept for payment and will pay for all Shares and ADSs validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares and ADSs pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of the Purchaser to pay for or return tendered Shares and ADSs promptly after the termination or withdrawal of the Offer. See Section 13 — “Certain Legal Matters; Regulatory Approvals.”
      In all cases, payment for ADSs accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the ADRs evidencing the ADSs or confirmation of a book-entry transfer of such ADSs into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs,” (ii) the applicable Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of book-entry transfer, an Agent’s Message (as defined below) and (iii) any other documents required by the applicable Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when ADRs, Letters of Transmittal or book-entry confirmations with respect to ADSs are actually received by the Depositary.
      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the applicable Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the applicable Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Shares and Letters of Transmittal with respect to Shares are actually received by the Depositary.
      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares and ADSs validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares and ADSs pursuant to the Offer. Subject to the terms of the Offer, (i) payment for Shares will be made to the bank account linked to each tendering holder’s VPS account or, if a tendering holder does not have a bank account linked to his or her VPS account, then payment will be made by way of a check in Norwegian kroner, mailed to the address recorded for such holder by the VPS, and (ii) payment for ADSs accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose ADSs have been accepted for payment. Payment of the Offer Price for each ADS tendered will be payable to the Depositary in Norwegian kroner and converted by the Depositary into U.S. dollars at the applicable conversion rate available at that time in the open market. All payments will be made net of any United States backup withholding tax. If, for any reason whatsoever, acceptance for payment of any Shares or ADSs tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares or ADSs tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares and ADSs, and such Shares and ADSs may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

      Under no circumstances will interest on the Offer Price for Shares or ADSs be paid, regardless of any delay in making such payment.
      If any tendered Shares or ADSs are not accepted for payment for any reason pursuant to the terms of the Offer, or if ADRs are submitted evidencing more ADSs than are tendered, ADRs or Letters of Transmittal evidencing unpurchased or untendered Shares or ADSs, as the case may be, will be returned, without expense to the tendering stockholder (or, in the case of Shares or ADSs tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs,” such Shares and ADSs will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.
      If, prior to the Expiration Date, the Purchaser increases the price being paid for Shares or ADSs, the Purchaser will pay the increased consideration for all Shares and ADSs purchased pursuant to the Offer, whether or not those Shares or ADSs were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares and ADSs.
      Proper Tender of Shares and ADSs. In order to validly tender Shares or ADSs pursuant to the Offer, a U.S. holder must properly complete and duly execute the applicable Letter(s) of Transmittal (or a photocopy thereof) and any other documents required by such Letter(s) of Transmittal in accordance with the instructions set forth therein and, among other things, specify on the Letter(s) of Transmittal that number of Shares or ADSs that are being tendered by such U.S. holder pursuant to the Offer. A properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal from a tendering U.S. holder must be received by the Depositary before 4 p.m. New York City time on the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase. In the case of ADSs being tendered, ADRs evidencing such ADSs must be received by the Depositary at such address, or such ADSs must be delivered pursuant to the procedures for book-entry transfer described below and a book-entry confirmation of such delivery must be received by the Depositary, in each case, on or before the Expiration Date, or such ADSs must be tendered in compliance with the guaranteed delivery procedure described below. Shares may not be tendered pursuant to the procedures for book-entry transfer described below, but may be tendered in compliance with the guaranteed delivery procedure described below.
      Book-Entry Delivery for ADSs. The Depositary maintains an account at the Book-Entry Transfer Facility, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of ADSs by causing the Book-Entry Transfer Facility to transfer such ADSs to the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility.
      Valid Tender of Book-Entry ADSs. If you hold your ADSs in an account maintained with an Agent Bank and you wish to tender your ADSs pursuant to the Offer, you must instruct your Agent Bank to take the following steps before the Expiration Date:

(1) deliver to the Depositary a Letter of Transmittal by means of an “Agent’s Message” (as hereinafter defined), together with the applicable ADSs via the Book-Entry Transfer Facility, or

(2) comply with the guaranteed delivery procedures described herein.
      The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the system of the Book-Entry Transfer Facility tendering the ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.
      The Depositary will establish an account with respect to the ADSs at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of ADSs by causing the Book-Entry Transfer Facility to transfer such ADSs into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer.
      The method of delivery, including delivery through the Book-Entry Transfer Facility, of all documents, including ADRs, is at the election and risk of the tendering holder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
      Signature Guaranteed. All signatures on an ADS Letter of Transmittal must be guaranteed by a firm which is a participant in the Security Transfer Agent’s Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each of the foregoing being referred to as an “Eligible Institution”), except if (a) the ADS Letter of Transmittal is signed by the registered holder of the ADRs evidencing ADSs tendered therewith, and such holder has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the ADS Letter of Transmittal, or (b) such ADSs are tendered for the account of an Eligible Institution. If (i) an ADR is registered in the name of a person other than the signer of the ADS Letter of Transmittal, or (ii) if payment is to be made, or an ADR which is not accepted for payment or not properly tendered is to be returned, to a person other than the registered holder(s), then the ADR must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the ADR, with the signature(s) on such ADR, or stock powers guaranteed by an Eligible Institution. See “Instructions” in the ADS Letter of Transmittal.
      Guaranteed Delivery for ADSs. If a U.S. holder desires to tender ADSs pursuant to the Offer and such holder’s ADRs are not immediately available, or such holder cannot deliver the ADRs and all other required documents to the Depositary on or before the Expiration Date, or such holder cannot complete the procedure for delivery by book-entry on a timely basis, such ADSs may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery (or a photocopy thereof), substantially in the form made available by the Purchaser in the accompanying materials, is received by the Depositary no later than 4 p.m. New York City time on the Expiration Date by the Depositary as provided below; and

(iii) the ADRs (or a book-entry confirmation) evidencing all tendered ADSs, in proper form for transfer, in each case together with the ADS Letter of Transmittal, properly completed and duly executed, with any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the ADS Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.
      The Notice of Guaranteed Delivery delivered in respect of ADSs may be delivered by hand or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser, or, in the case of a book-entry transfer, an Agent’s Message.
      Guaranteed Delivery for Shares. A U.S. holder who has purchased Shares, other than Shares represented by ADSs, and who is not yet registered by the Norwegian Central Securities Depository, or Verdipapirsentralen (“VPS”) as the owner of such Shares but will be so registered within three Oslo Stock Exchange trading days after the Expiration Date, may nevertheless tender such Shares provided that all the following conditions are satisfied:

(i) such U.S. holder properly completes and duly executes the appropriate sections of a Share Letter of Transmittal for the tender of Shares, as well as a Notice of Guaranteed Delivery (or photocopies thereof) substantially in the form made available by the Purchaser in the accompanying materials; and

(ii) such Share Letter of Transmittal and Notice of Guaranteed Delivery are received by the Depositary no later than 4 p.m. New York City time on the Expiration Date.
The Notice of Guaranteed Delivery delivered in respect of such Shares may be delivered by hand, facsimile or mail to the Depositary.
      In all cases, payment for Shares or ADSs tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the ADRs evidencing ADSs being tendered, or a book-entry confirmation of the delivery of such ADRs, or, in respect of Shares so tendered, registration by the VPS, and the applicable Letter(s) of Transmittal (or photocopies thereof), properly completed and duly executed with an original signature, with any required signature guarantees, and any other documents required by such Letter(s) of Transmittal.
      The tender of Shares or ADSs pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares or ADSs tendered, as the case may be, as specified in the applicable Letter of Transmittal, and that when the Purchaser accepts the Shares or ADSs for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms of the Offer.
      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares or ADSs will be determined by the Purchaser in its reasonable discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares or ADSs of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares or ADSs will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms of the Offer (including the Letters of Transmittal and the instructions thereto) will be final and binding.
      Appointment. By executing the applicable Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering holder will irrevocably appoint designees of the Depositary, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the applicable Letter of Transmittal, each with full power of substitution, to the full extent of such holder’s rights with respect to the Shares and ADSs tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares and ADSs or other securities or rights issued or issuable in respect of such Shares or ADSs, as the case may be. All such proxies will be considered coupled with an interest in the tendered Shares and ADSs. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares and ADSs tendered by such holder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or ADSs or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such holder (and, if given, will not be deemed effective) with respect thereto. Each designee of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and ADSs and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Smedvig’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. The Purchaser reserves the right to require that, in order for Shares or ADSs to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares and ADSs, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and ADSs and other securities and rights, including voting at any meeting of stockholders.

      U.S. Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) 28% of the amount of any payments pursuant to the Offer. In order to prevent backup U.S. federal income tax withholding with respect to payments to certain holders of Shares or ADSs of the Offer Price of Shares or ADSs purchased pursuant to the Offer, each U.S. Holder (as defined in Section 5) must provide the Depositary with such holder’s correct taxpayer identification number (“TIN”) and certify that such holder is not subject to backup withholding by completing the IRS Form W-9 included with the Letter of Transmittal. Each holder that is not a U.S. Holder (as defined in Section 5) must furnish the Depositary with the appropriate IRS Form W-8 to certify non-U.S. status. If a holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the holder and payment of cash to the holder pursuant to the Offer may be subject to backup withholding.

4.	Withdrawal Rights.
      Except as otherwise provided in this Section 4, tenders of Shares and ADSs made pursuant to the Offer are irrevocable. Shares and ADSs tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 4, 2006.
      For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares or ADSs to be withdrawn, the number of Shares and ADSs to be withdrawn and the name of the registered holder of such Shares and ADSs, if different from that of the person who tendered such Shares or ADSs, as the case may be. In addition, if ADRs evidencing ADSs to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such ADRs, the serial numbers shown on such ADRs must be submitted to the Depositary and the signature (s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such ADRs have been tendered for the account of an Eligible Institution. If ADSs have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn ADSs.
      If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or ADSs or is unable to accept Shares or ADSs for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares and ADSs, and such Shares and ADSs may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.
      Withdrawals of Shares and ADSs may not be rescinded. Any Shares or ADSs properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares and ADSs may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs.”
      No withdrawal rights will apply to Shares and ADSs tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares and ADSs tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”
      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its reasonable discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax and Norwegian Tax Consequences.
      United States Federal Income Tax Consequences. The following discussion summarizes the material U.S. federal income tax consequences expected to result to a U.S. Holder (as defined below) whose Shares or ADSs are tendered and accepted for payment pursuant to the Offer. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. The Purchaser has not sought any ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance the IRS will agree with such statements and conclusions. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder of Shares or ADSs. This discussion applies only to a U.S. Holder of Shares or ADSs in whose hands Shares or ADSs are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares and ADSs received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of U.S. Holders of Shares or ADSs who may be subject to special rules, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, holders subject to the U.S. federal alternative minimum tax, U.S. expatriates, traders who have made market-to-market elections, regulated investment companies, partnerships and other entities treated as pass-through entities for U.S. federal tax purposes, and any U.S. Holder that owns (or is treated as owning by reason of its ownership of ADSs) directly, indirectly, or by attribution 10% or more of the voting power of Smedvig. This discussion does not address any U.S. state, local or non-U.S. tax consequences and does not address any U.S. federal tax laws other than U.S. federal income tax laws.
      If an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of Shares or ADSs, the tax treatment of a partner in such partnership or member in such entity will generally depend upon the status of the partner or member and the activities of the partnership or other entity. Partnership or other pass-through entities that hold Shares or ADSs and partners in such partnerships or members in such other entities, should consult their tax advisors regarding the tax consequences of the Offer and the solicitation to such holder.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH U.S. HOLDER (AS DEFINED BELOW) OF SHARES OR ADSs IS URGED TO CONSULT ITS TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER ON SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.
      As used herein, the term “U.S. Holder” means a beneficial owner of Shares or ADSs who is (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in the United States or under the laws of the United States or any state (other than a partnership that is not treated as a U.S. person under any applicable Treasury Regulations), (iii) an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source or a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, and (iv) to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, which elect to continue to be treated as U.S. persons will also be U.S. persons for these purposes.
      Taxation on Sale or Exchange of Share and ADS. For U.S. Holders, sales of Shares or ADSs for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and possibly for state, local and foreign income tax purposes as well. Subject to the discussion of the passive foreign investment company rules set forth below, a U.S. Holder selling Shares or ADSs pursuant to the Offer will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares or ADSs, as the case may be, sold pursuant to the Offer. Gain or loss will be determined separately for each block of Shares or ADSs (i.e., Shares or ADSs acquired at the same cost in a single transaction) tendered pursuant to the Offer. Such gain or loss generally will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such block of Shares or ADSs is more than one year at the time of consummation of the Offer. Capital gains recognized by an individual U.S. Holder upon a disposition of a Share or ADS that has been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 15%. In the case of a Share or ADS that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.
      Information Reporting and Backup Withholding. A stockholder whose Shares or ADSs are purchased in the Offer may be subject to backup withholding unless certain information requested in the Letter of Transmittal is provided to the Depositary. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs.”
      Passive Foreign Investment Company Status. A foreign corporation is a passive foreign investment company (a “PFIC”) for any taxable year if 75% or more of its gross income consists of passive income (such as dividends, interest, and rents and royalties that are from a related person or that are not derived in the active conduct of a trade or business) or 50% or more of the average value of its assets consist of assets that produce, or are held for the production of, passive income. For this purpose, the corporation must take into account a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, a 25% or greater interest. The Purchaser believes that Smedvig currently is not a PFIC. However, no assurance can be given that Smedvig has not been or is not a PFIC. If Smedvig is treated as a PFIC for the current taxable year (or has been a PFIC for any previous taxable year during which a U.S. Holder held the Shares or ADSs), the U.S. Holder (i) generally will be required to allocate gains realized on the sale of the Shares or ADSs to each day during the U.S. holder’s holding period for such Shares or ADSs, (ii) will be required to include in income as ordinary income the portion of the gain that is allocated to the current taxable year and to any pre-PFIC years, and (iii) will be taxable at the highest rate of taxation applicable to ordinary income for the prior PFIC years to which the gain is allocable (the “Deferred Tax”). The Deferred Tax for each prior year then will be increased by an interest charge for the period from the due date for tax return for such years to the due date for tax return for the year of the sale, with the interest computed by reference to the rate generally applicable to underpayments of tax (which interest charge generally will be nondeductible interest expense for individual taxpayers). If a U.S. Holder elected under the PFIC rules to mark the Shares or ADSs to market as of the close of each taxable year of its holding period, any gain realized on the sale or other disposition of the Shares or ADSs will be treated as ordinary income. Any loss realized on the sale or other disposition will be treated as an ordinary deduction, up to the amount of any prior increase in the Shares or ADSs’ market value that has not previously been taken into account in calculating allowable deductions, and as a capital loss to the extent of any excess.
      Non-Tendering U.S. Holders. A U.S. Holder who does not tender its Shares or ADSs pursuant to the Offer should not recognize any gain or loss for U.S. federal income tax purposes as a result of the consummation of the Offer.
      Certain Norwegian Tax Consequences. Gain from the sale of Shares by a non-Norwegian shareholder will not be subject to taxation in Norway, unless such shareholder is a private individual and (i) holds the Shares effectively connected with a business carried out in Norway, or (ii) has been a resident of Norway for tax purposes within the five calendar years prior to the sale, and the profit is not exempt from taxation pursuant to the provisions of a tax treaty.

6.	Price Range of Shares and ADSs; Exchange Rate; Dividends.
      The Class A Shares are traded on the Oslo Stock Exchange under the symbol “SME”, and the Class B Shares are traded on the Oslo Stock Exchange under the symbol “SMEB”. The following table sets forth, for the periods indicated, the high and low sale prices per Share in Norwegian kroner for the periods indicated. Share prices are as reported on the Oslo Stock Exchange based on published financial sources.

	Class A Shares
	(NOK)

	High	Low

Fiscal Year 2004
First Quarter	73.50	50.50
Second Quarter	76.75	58.00
Third Quarter	90.50	71.00
Fourth Quarter	102.50	77.50
Fiscal Year 2005
First Quarter	123.50	95.50
Second Quarter	138.50	102.75
Third Quarter	169.00	129.00
Fourth Quarter	197.50	113.00
Fiscal Year 2006
First quarter (through March 3)	209.50	193.00

	Class B Shares
	(NOK)

	High	Low

Fiscal Year 2004
First Quarter	60.50	42.20
Second Quarter	64.00	47.30
Third Quarter	74.00	59.00
Fourth Quarter	83.00	64.00
Fiscal Year 2005
First Quarter	101.00	77.00
Second Quarter	111.50	85.25
Third Quarter	133.00	106.00
Fourth Quarter	153.00	92.00
Fiscal Year 2006
First quarter (through March 3)	166.00	156.00

      The Class A ADSs are traded on the New York Stock Exchange under the symbol “SMVA”, and the Class B ADSs are traded on the New York Stock Exchange under the symbol “SMVB”. The following table sets forth, for the periods indicated, the high and low sale prices per ADS in U.S. dollars for the periods indicated. Share prices are as reported on the New York Stock Exchange based on published financial sources.

	Class A ADSs
	(US$)

	High	Low

Fiscal Year 2004
First Quarter	10.50	7.62
Second Quarter	11.15	8.60
Third Quarter	13.05	10.40
Fourth Quarter	16.57	12.40
Fiscal Year 2005
First Quarter	20.15	15.30
Second Quarter	20.90	16.71
Third Quarter	26.30	20.10
Fourth Quarter	28.50	17.50
Fiscal Year 2006
First quarter (through March 3)	32.35	29.00

	Class B ADSs
	(US$)

	High	Low

Fiscal Year 2004
First Quarter	8.42	6.20
Second Quarter	9.11	6.90
Third Quarter	10.21	8.35
Fourth Quarter	12.84	10.00
Fiscal Year 2005
First Quarter	16.37	12.26
Second Quarter	16.92	12.82
Third Quarter	20.50	16.75
Fourth Quarter	22.89	14.00
Fiscal Year 2006
First quarter (through March 3)	25.75	22.75

      Exchange Rates. Fluctuations in the exchange rate between the Norwegian kroner and the dollar will affect the U.S. dollar equivalent of the Norwegian kroner price of the Shares traded on the Oslo Stock Exchange and, as a result, should affect the price of the ADSs in the United States. Such fluctuations will also affect the U.S. dollar amounts received by holders of ADSs on conversion by the Depositary of the Offer Price into U.S. dollars as and when paid pursuant to the Offer. The following table sets forth certain information with respect to the noon buying rate of U.S. dollar in terms of Norwegian kroner for the years shown.

Year	Average	High	Low	Period-End(1)

2001	8.99	9.45	8.53	8.97
2002	7.98	9.11	6.93	8.87
2003	7.08	7.65	6.64	7.00
2004	6.73	7.14	6.05	6.65
2005	6.44	6.80	6.06	6.10
2006 (through March 3)	6.67	6.85	6.52	6.65

Source: Federal Reserve Bank of New York

(1)	As at December 31.
      On March 3, 2006, the last full day of trading before the commencement of the Offer, the closing price of the Class A Shares and Class B Shares on the Oslo Stock Exchange was NOK204.00 per Class A Share and NOK164.50 per Class B Share. On March 3, 2006, the last full day of trading before the commencement of the Offer, the closing price of the Class B ADSs and Class B ADSs on the New York Stock Exchange was US$30.00 per Class A ADS and US$24.51 per Class B ADS.
Stockholders are urged to obtain a current market quotation for the Shares and the ADSs.
      Dividends. The Class A Shares rank pari passu with the Class B Shares for any dividend Smedvig may declare and pay. Under Norwegian law, any proposal to pay a dividend must be made by the board of directors and approved by the stockholders at the general meeting of stockholders. The dividend cannot exceed the amount proposed or consented to by the board of directors. Dividends in respect of a fiscal year are normally determined at the annual general meeting held in the following year. Any dividend approved at a general meeting accrues to those stockholders that are stockholders at the time of the stockholder approval, unless otherwise stated in the resolution with respect to such dividend distribution.
      Under Norwegian law, the amount of any dividend distribution with respect to any fiscal year is limited to our income for that year (determined in accordance with the approved profit and loss account for that year) and other equity, after deduction of:

•	uncovered losses (i.e., losses from a prior year or years that could not be covered because of insufficient distributable equity);

•	the capitalized costs of research and development, goodwill and the net deferred tax benefits reflected in the balance sheet for that year;

•	that part of our profit for the year which, by law or in accordance with our articles of association, must be allocated to undistributable reserve or may not be distributed as a dividend; and

•	the total nominal value of our treasury shares.
      Ordinary dividends on the Shares with respect to a fiscal year are paid during the following fiscal year. The two most recent payment dates were May 24, 2004 and June 8, 2005 for the ordinary dividends relating to fiscal years 2003 and 2004, respectively. The ordinary dividends per share, expressed in U.S. dollars based on the exchange rate (noon buying rate) at each respective payment date, retroactively adjusted for stock splits, were US$0.19 and US$0.25.

7.     Certain Information Concerning Smedvig.
      General. Smedvig is a public limited company organized under the laws of Norway with its principal offices located at Finnestadveien 28, P.O. Box 110, N-4001, Stavanger, Norway. The telephone number for Smedvig is +47 51 50 99 00. According to Smedvig’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, Smedvig is an offshore drilling contractor. Smedvig provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of drilling rigs, tender rigs, and one drill ship. Smedvig also holds contracts for production drilling, engineering and well services.
      Available Information. The ADSs and Shares are registered under the Exchange Act. Accordingly, Smedvig is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 3 World Financial Center, New York, New York 10281. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Smedvig’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.
      Except as otherwise stated in this Offer to Purchase, the information concerning Smedvig contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although the Purchaser has no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, the Purchaser takes no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by Smedvig to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser.

8.	Certain Information Concerning the Purchaser.
      General. The Purchaser is a Bermuda limited company with its principal offices located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The telephone number of the Purchaser is +1 441 295 69 35.
      The Purchaser is a supplier of drilling and service units to the offshore oil and gas industry. In addition to its holdings in Smedvig, the Purchaser owns 92% of the outstanding shares of Mosvold Drilling Ltd., a Cayman Islands company engaged in the business of owning and operating offshore drilling rigs to be used in the exploration for, production and transportation of crude oil, and the Purchaser controls 33.04% of the issued shares in the Indonesian drilling contractor and rigowner PT Apexindo Pratama Duta Tbk.
      The Purchaser has an offshore drilling fleet consisting of three jack-ups rigs, two floating production, storage and offloading vessels, four jack-up rigs and four semi-submersibles on order. Through its ownership in Mosvold the Purchaser also has two additional drill ships under construction with an option to purchase one additional drill ship. Purchaser has further options for one new build jack-up rig as well as two more new build semi- submersibles.
      The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser and certain other information are set forth in Schedule I hereto.
      On January 4, 2006, the Purchaser announced its intention to make a voluntary offer for Smedvig’s Shares at an offer price of NOK 201 per Class A Share and NOK 160 per class B Share, conditional upon receiving a 33.3% pre-acceptance to the offer. As a consequence of a non-satisfactory pre-acceptance level, the Purchaser withdrew this offer on January 6, 2006.

      The Purchaser then commenced the Voluntary Offer to purchase all outstanding Class A Shares and Class B Shares at a price of NOK 205 per Class A Share and NOK 165 per Class B Share. The Voluntary Offer was not extended to U.S. residents. Prior to commencing the Voluntary Offer, the Purchaser acquired a total of 2,245,600 Class A Shares at an average price of NOK 182.15 per share. In addition, the Purchaser entered into agreements regarding pre-acceptances of the Voluntary Offer representing a total of 19,260,383 Class A Shares and 8,881,969 Class B Shares constituting 35.8% of Smedvig’s total share capital and 34.4% of Smedvig’s total voting power. The pre-acceptances were conditional upon the Purchaser receiving acceptances for Class A Shares, including the pre-acceptance shares, representing more than 50% of the voting power in Smedvig.
      The acceptance period for the Voluntary Offer terminated on January 20, 2006, at which point the Purchaser had received acceptances for 24,876,009 Class A Shares and 15,417,402 Class B Shares. The purchase of the shares was settled on January 26, 2006. In addition, the Purchaser has acquired a total of 778,000 Class A Shares at a price of NOK 205 per share and 90,680 Class B Shares at a price of NOK 165 per share in the market. The Purchaser currently owns a total of 27,899,609 Class A Shares and 15,508,082 Class B Shares collectively constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power.
      Under Norwegian Law, upon exceeding 40% of the total share capital in Smedvig, the Purchaser is required to either commence a mandatory offer for the remaining outstanding Class A Shares and Class B Shares, or divest enough Class A Shares within thirty days so as to remain a holder of less than 40% of the total voting power in Smedvig. The Purchaser has commenced such a mandatory offer outside the United States, and the Offer is being made to U.S. stockholders in connection with the global mandatory offer.
      Except as described in this Offer to Purchase, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares or ADSs and (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.
      Except as otherwise described in this Offer to Purchase, neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Smedvig, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
      Except as set forth in this Offer to Purchase, neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Smedvig or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Smedvig or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
      Available Information. Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 3 World Financial Center, New York, New York 10281. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Such filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

9.	Source and Amount of Funds.
      The Offer is not conditioned upon any financing arrangements.
      The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares and ADSs pursuant to the Offer and to pay related fees and expenses will be approximately $92.3 million.
      The Purchaser will obtain the necessary funds through available cash on hand and through a bridge loan facility of a total of USD 1,200,000,000 provided by Nordea Bank Norge ASA and DnB NOR Bank ASA (“the Bridge Loan Facility”). On January 25, 2006 a total of USD 609.4 million was drawn under the Bridge Loan Facility to partly finance the closing of the purchase of the Class A and Class B Shares. Each loan has a maturity of two years from drawdown, bears interest at LIBOR plus 125 basis points, and the interest rate resets periodically based on the formula contained in the Bridge Loan Facility. All of the Class A Shares and Class B Shares owned by the Purchaser are, and will be, pledged as collateral under the Bridge Loan Facility.
      It is anticipated that the indebtedness incurred under the Bridge Loan Facility will be repaid from funds generated from the Purchaser’s general business operations and from other sources that may include proceeds from a private or public sale of debt or equity securities. No final decision has been made concerning the methods which the Purchaser may employ to repay the indebtedness.
      The Purchaser has, as required by Norwegian law, obtained a bank guarantee (the “Guarantee”) from Nordea Bank Norge ASA and DnBNOR Bank ASA guaranteeing the payment by the Purchaser of the Offer Price.
      This summary of the Bridge Loan Facility and the Guarantee does not purport to be complete and is qualified in its entirety by reference to the complete Bridge Loan Facility and Guarantee, copies of which have been filed as exhibits to the Schedule TO and are incorporated herein by reference.

10.	Background of the Offer.
      Prior to commencement of the Voluntary Offer, the Purchaser had not made any contact with Smedvig’s management or board of directors. The material terms of the Voluntary Offer are described under the caption “Introduction” above and elsewhere in this Offer to Purchase.
      After commencement of the Voluntary Offer, Smedvig’s board of directors submitted the following statement (the “Statement”) to the Oslo Stock Exchange on January 12, 2006 in accordance with Norwegian law:

On December 12, 2005 Noble Corporation agreed to acquire from Peter T. Smedvig and his family 21,095,600 A-shares and 2,501,374 B-shares representing 39.24% of the voting A shares and 28.87% of the issued shares of Smedvig ASA (“Smedvig”, the “Company”) at a price of NOK 200 per A share and NOK 150 per B share. On January 9, 2006 SeaDrill Limited (“SeaDrill”) a Bermudian limited company, announced a voluntary cash offer to the shareholders of Smedvig to acquire all outstanding shares. The offer was subject to various conditions, including an acceptance level of more than 50% of Class A shares and a right for SeaDrill to withdraw the offer at any time. On January 9, Smedvig accepted the Offer for its 1,025,000 treasury Class A-shares. On January 10, 2006 SeaDrill announced a revised cash offer to all non-US shareholders of Smedvig to acquire all outstanding shares (the “Offer”).

The Offer is subject to various conditions including a total acceptance level of more than 50% of the Class A shares and a right for SeaDrill to waive this (and other) condition and to withdraw the Offer at any time if it seems clear that the acceptance level of the Offer is not met. If the Offer is successful, SeaDrill will proceed with a mandatory offer in accordance with the Norwegian Securities Act.

Pursuant to the Securities Trading Act Section 4-18 cfr Section 4-16, the Board of Directors of Smedvig is required to make a statement regarding the Offer.

The Chairman of the Board Peter T. Smedvig has declared an interest, and has not participated in the discussion of the sale of the treasury shares or the evaluation of the Offer. The Board has been assisted by the financial advisor Enskilda Securities ASA in its assessment of the Offer. Enskilda Securities ASA advised that the Offer price and the price differential between Class A and Class B shares are fair.

The offer price for each Class A-share is NOK 205, and for each Class B-share NOK 165. It is the opinion of the Board that the Offer is fair from a financial point of view. In its assessment of the Offer, the Board has considered, among other things, the Company’s underlying asset values and forecasted future cash flows. The Board has also taken into account that the liquidity in the Smedvig shares is expected to be lower after completion of the Offer. The Board notes that the price for the Class B-shares represents a premium of approximately 28% compared to the closing price for the shares on December 12, 2005, and the offer price for the A-shares represent a premium of approximately 28% compared to the closing price on the same day. The price differential is comparable to the historic trading price differential for the A and B shares for the past 12 months.

Shareholders should be aware that if the Offer is successful and SeaDrill proceeds with a mandatory offer pursuant to the Securities Trading Act as advised in the offer letter, the price shall be as high as the highest price SeaDrill has paid during the last 6 months prior to the date the mandatory offer obligation arises. If it is clear that the market price at the time the mandatory offer obligation arises is higher, the offer price shall be at least as high as the market price. This last alternative will normally require a significant difference. The mandatory offer must be submitted without undue delay and no later than 4 weeks after the offer obligation was activated with an offer period of not less than 4 weeks and not more than 6 weeks. The mandatory offer must be secured by a guarantee issued by a financial institution.

The shareholders should also be aware that if SeaDrill acquires shares representing more than 90% of the capital and the votes of Smedvig, there may be a subsequent compulsory acquisition of the remaining shares pursuant to the Public Limited Companies Act Section 4-25. The courts who will determine the price in such compulsory acquisition will not necessarily base their determination on the same price and assessment as described above.

On January 9, 2006, Smedvig informed Noble Corporation that the Board of Smedvig would have a meeting on January 11, 2006 with the objective to evaluate the SeaDrill offer in order to issue a statement to the Smedvig shareholders. On January 10, 2006, Noble Corporation in a conversation with the Chairman of the Board reiterated their intentions as stated in the Noble press release dated December 29, 2005. Noble Corporation has not provided the Board with any new information regarding timing and terms and conditions of any offer at the time of this statement.

As described above, the offered price is approximately 28% above the prevailing market prices on December 12, 2005. Most of this price differential is probably attributable to the expectation and subsequent submittal of a tender offer for all the shares of Smedvig. If SeaDrill’s offer is not successful and no tender offer is forthcoming, the share price could drop to a level which does not include such expectations.

The Board has requested SeaDrill to take action to ensure that Smedvig shareholders in all jurisdictions are able to participate in the Offer or in the subsequent mandatory offer in compliance with applicable law.

SeaDrill advises in the offer letter that the Offer is fully financed through a combination of available cash in SeaDrill and committed bank loans, but that no guarantees are furnished for fulfilment of the Offer. The Board has not made any assessment of SeaDrill’s financial resources, but assumes that SeaDrill is able to make settlement for all shares.

The Board has taken note of the statement from SeaDrill that the combination of SeaDrill and Smedvig will create a major Norwegian based drilling company listed on the Oslo Stock Exchange, that Smedvig’s highly competent organisation will enhance SeaDrill’s operation and that the combined company will be a leading supplier of high quality and cost-efficient drilling and service units to the offshore oil and gas industry, as well as a provider of production drilling, wireline operations and engineering services. The Company’s employees have been informed of the Offer. The employees have not made any objections to the Offer under the assumption that SeaDrill continues the current Smedvig activities.

The Offer Documents have been approved by Oslo Stock Exchange. The Board has not made any investigation with respect to the Offers’ compliance with laws in other jurisdictions. On the basis of the above, the Board of Directors of Smedvig unanimously recommends the shareholders to accept the Offer. Peter T. Smedvig had declared an interest and did not participate in the decision.

The Board member Raymond De Smedt and the Chief Executive Officer Kjell E. Jacobsen hold shares in the Company, directly or through companies controlled by them. It is their intention to accept the Offer with respect to these shares. The Chairman of the Board, Peter T. Smedvig has advised that the same applies to the remaining shares held directly or indirectly by him or his family. The Board member J. Larry Nichols holds shares in the Company, but as a US resident is not included in the Offer.

Stavanger, January 11, 2006
      The Board of Smedvig ASA
      During the period in which the Voluntary Offer was open, the Purchaser had ongoing contacts with Smedvig and its directors, officers and stockholders as to matters concerning the Voluntary Offer.
      The Purchaser has had no additional contact with the board of directors of Smedvig since the release of the Statement with respect to its recommendation concerning this Offer.
      On March 6, 2006, the Purchaser commenced the global mandatory offer, including this Offer.
      The Purchaser expects to have ongoing contacts with Smedvig and its directors, officers and stockholders as to matters concerning the Offer during the period that it and the related global mandatory offer are open.

11.	Purpose of the Offer; Plans for Smedvig.
      Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Smedvig. All Shares acquired by the Purchaser pursuant to the Offer will be retained by the Purchaser.
      Appraisal Rights. Under Norwegian law, holders of Shares and ADSs do not have dissenters’ or appraisal rights as a result of the Offer.
      Plans for Smedvig. The Purchaser believes that the acquisition of Smedvig is an important step in its strategy to be a consolidator in the rig industry. The Purchaser and Smedvig are complementary companies that the Purchaser believes together would create an attractive industrial platform. The Purchaser also anticipates that the combined company will be able to compete more effectively as a supplier of high-quality and cost-efficient drilling and service units to the offshore oil and gas industry, and as a provider of production drilling, wireline operations and engineering services.
      Except as otherwise provided herein, it is expected that upon consummation of the Offer, the business and operations of Smedvig will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. The Purchaser will continue to evaluate the business and operations of Smedvig during the pendency of the Offer and after the consummation of the Offer and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, the Purchaser intends to review such information as part of a comprehensive review of Smedvig’s business, operations, capitalization and management with a view to integrating both organizations.
      Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no other present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Smedvig or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Smedvig or any of its subsidiaries, (iii) any change in the board of directors or management of Smedvig, (iv) any material change in Smedvig’s capitalization or dividend policy, (v) any other material change in Smedvig’s corporate structure or business, (vi) a class of securities of Smedvig being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Smedvig being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

12.	Certain Effects of the Offer.
      Market for the Shares. The purchase of Shares and ADSs pursuant to the Offer will reduce the number of holders of Shares and ADSs and the number of Shares and ADSs that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares and ADSs held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares and ADSs that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares and ADSs or whether such reduction would cause future market prices to be greater or less than the Offer Price.
      Compulsory Offer. If, as a result of the Offer, the global mandatory offer or otherwise, the Purchaser acquires and holds more than 90% of the total issued Smedvig shares representing more than 90% of the voting rights in Smedvig, then the Purchaser would have the right (and each remaining shareholder in Smedvig would have the right to require the Purchaser) to commence a compulsory acquisition for cash for any Shares not owned by the Purchaser pursuant to section 4-25 of the Norwegian Public Limited Companies Act.
      The price to be paid in a compulsory acquisition, will, in the absence of an agreement between the Purchaser and the remaining Smedvig shareholders, be determined in accordance with Section 4-25, second and third paragraph, of the Norwegian Public Limited Companies Act. According to such provisions, the Purchaser shall first offer the remaining shareholders a price at which it is willing to purchase remaining Shares. If the Purchaser presents the offer in writing to all of the remaining Shareholders with a known address, and the offer is announced in the Norwegian Register of Business Enterprises’ electronic information system and in a newspaper generally read at Smedvig’s place of business, the Purchaser may set a time limit for each shareholder to contest or refuse the offer. Shareholders who have not contested such offer within the expiration of such time limit are deemed to have accepted such offer. If certain shareholders do not accept such offer, the price to be paid to those Shareholders in the compulsory acquisition will be determined by a Norwegian court. The Norwegian court will have full discretion with respect to evaluating the price to be paid for Shares as of the commencement of the compulsory acquisition. The consideration paid by the Purchaser and accepted by shareholders pursuant to the Offer is likely to be among the factors considered by the Norwegian court.
      Public Quotation. The ADSs are listed on The New York Stock Exchange. According to the published guidelines of the New York Stock Exchange, the ADSs might no longer be eligible for listing on the New York Stock Exchange if, among other things, the number of publicly held Shares falls globally below 600,000 or the number of record holders falls globally below 400 (or below 1,200 globally if the average monthly trading volume is below 100,000 for the last twelve months). Shares held by officers or directors of Smedvig or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.
      The Shares are also quoted on the Oslo Stock Exchange. If the Purchaser no longer considers the listing of Smedvig appropriate, it may propose to the general meeting of shareholders of Smedvig that Smedvig apply for its Shares to be withdrawn from listing at the Oslo Stock Exchange. Such proposal requires the approval of a two-thirds majority of the general meeting of shareholders of Smedvig to be adopted. Any such withdrawal of listing is to be decided by the Oslo Stock Exchange in accordance with the Norwegian Stock Exchange Regulations. The board of directors of the Oslo Stock Exchange may also decide on its own initiative to have the Shares withdrawn from listing at the Oslo Stock Exchange. In the event the Purchaser acquires over 90% of Smedvig’s total voting power, the Purchaser intends to apply for a delisting of the Shares from the Oslo Stock Exchange.
      If the ADSs and the Shares cease to be listed on the New York Stock Exchange and the Oslo Stock Exchange, the market for the Shares and ADSs could be adversely affected. It is possible that the Shares and the ADSs would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and ADSs and the availability of such quotations would, however, depend upon the number of holders of Shares and ADSs and the aggregate market value of the Shares and ADSs remaining at such time, the interest in maintaining a market in the Shares and the ADSs on the part of securities firms, the possible termination of registration of the ADSs under the Exchange Act, as described below, and other factors.
      Exchange Act Registration. The ADSs and Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Smedvig to the SEC if the ADSs are neither listed on a national securities exchange nor held by 300 or more U.S. holders of record. Termination of registration of the ADSs under the Exchange Act would substantially reduce the information required to be furnished by Smedvig to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Smedvig, such as the requirement of furnishing annual and periodic report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. The Purchaser currently intends to seek to cause Smedvig to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. The Purchaser also currently intends to seek to cause Smedvig to terminate its ADR program as soon after consummation of the Offer as the requirements for termination are met.
      Margin Regulations. The Shares and ADSs may constitute “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares and ADSs. Depending upon factors similar to those described above regarding the market for the Shares and ADS and stock quotations, it is possible that, following the Offer, the Shares and ADSs would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares and ADSs under the Exchange Act were terminated, the Shares and ADSs would no longer constitute “margin securities.”

13.	Certain Legal Matters; Regulatory Approvals.
      General. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 13, based on its examination of publicly available information filed by Smedvig with the SEC and other publicly available information concerning Smedvig, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Smedvig’s business that might be adversely affected by the Purchaser’s acquisition of Shares or ADSs as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares or ADSs by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares or ADSs tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Smedvig’s business, or certain parts of Smedvig’s business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares and ADSs thereunder.
      The Purchaser is not aware of any other takeover laws or regulations which are applicable to the Offer and has not attempted to comply with any such takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more takeover statutes is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares and ADSs, and the Purchaser might be unable to accept for payment or pay for Shares or ADSs tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares or ADSs.
      United States Antitrust Compliance. Under the Hart-Scott-Rodino Anitrust Improvements Act of 1976 (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated in the United States unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Purchaser believes the purchase of Shares and ADSs pursuant to the Offer is not subject to such requirements because the Purchaser and Smedvig do not meet the minimum thresholds required for filings under the HSR Act.
      Nevertheless, even though the HSR Act may not require pre-clearance of the Offer, the Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares and ADSs by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares and ADSs pursuant to the Offer or seeking divestiture of the Shares and ADSs so acquired or divestiture of substantial assets of the Purchaser or Smedvig. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

14.	Fees and Expenses.
      The Purchaser has retained Georgeson Shareholder Communications to be the Information Agent and Citibank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares and ADSs by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares and ADSs.
      The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
      The Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. The Purchaser will also pay applicable ADR cancellation fees.

15.	Miscellaneous
      The Offer is limited solely to holders of Shares and ADSs who are residents of the United States. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares or ADSs outside the United States or in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares and ADSs in such jurisdiction. Accordingly, the Purchaser has commenced the global mandatory offer outside the United States for Shares held by non-U.S. residents.
      No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letters of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.
      The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Smedvig has an obligation to file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Smedvig’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 — “Certain Information Concerning Smedvig” above.
SeaDrill Limited
March 6, 2006

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
THE PURCHASER
      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser.

Present Principal Occupation or Employment;
Name and Address	Material Positions Held During the past Five Years

John Fredriksen, Cyprus	Chairman of the Board. Mr. Fredriksen has been the Chairman of the Board since SeaDrill’s incorporation. In addition Mr. Fredriksen has been the chairman and chief executive officer of Frontline Ltd. since November 1997. Mr. Fredriksen is also the chairman of Golar LNG Limited and Golden Ocean Group Limited. Mr. Fredriksen is a Norwegian citizen and a resident of Cyprus.

Tor Olav Trøim, United Kingdom	Director and Managing Director. Mr. Trøim has been a member of the Board and Managing Director of SeaDrill since SeaDrill’s incorporation. Mr. Trøim is the vice-president and a member of the board of Frontline Ltd. Mr. Trøim is also a director of Aktiv Inkasso ASA and Golar LNG Limited. Mr. Trøim is furthermore the director and chief executive officer of Ship Finance International Limited and Golden Ocean Group Limited. Mr. Trøim is a Norwegian citizen and a resident in the United Kingdom.

Kate Blankenship, France	Director and company secretary. Ms. Blankenship has been a member of the Board since SeaDrill’s incorporation. She is a director of Frontline Ltd., Golar LNG Limited, Ship Finance International Limited and Golden Ocean Group Ltd. Ms. Blankenship is a UK citizen and a resident of France.

Pal Nordgreen, Norway	Director. Mr. Nordgreen is owner and managing partner of Nor Ocean Offshore AS. He has more than 30 years of experience from the offshore oil and gas industry. Mr. Nordgreen is a Norwegian citizen and resident in Norway.

      Manually signed photocopies of the Letters of Transmittal, properly completed, will be accepted. The Letters of Transmittal, ADRs evidencing ADSs and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:
The Depositary for the Offer is:
CITIBANK, N.A.
By Facsimile Transmission
(for Eligible Institutions only):
(212) 657-1020
Confirm by Telephone:
(800) 422-2066

By Overnight Courier:	By Mail:	By Hand:
Citibank, N.A.	Citibank, N.A.	Citibank, N.A.
Citibank Agency & Trust	Citibank Agency & Trust	Agency & Trust Window
111 Wall Street 15th Floor Zone 8	111 Wall Street 15th Floor Zone 8	111 Wall Street 15th Floor
New York, NY 10005	New York, NY 10005	New York, NY 10043
Other Information:
      Questions or requests for assistance or additional copies of this Offer to Purchase, the Letters of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
17 State Street, 10th Floor
New York, New York 1004
Banks and Brokers Call Collect: (212) 440-9800
All Others Please Call Toll-Free: (800) 441-4290